UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

VERGE PRODUCTIONS, INC.

(Exact name of issuer as specified in its charter)

FLORIDA

(State or other jurisdiction of incorporation or organization)

1830 S. Ocean Drive, Suite 3003, Hallandale, FL 33009
(954) 369-5710

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Seth Elliott, 1830 S. Ocean Drive, Suite 3003, Hallandale, FL 33009
(954) 369-5710

(Name, address, including zip code, and telephone number, including area code, of agent for service)

7812

(Primary Standard Industrial Classification Code Number)

26-3285768

(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I - NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Lesley Elliott
Chairman and Chief Executive Officer
1830 S. Ocean Drive, Suite 3003
Hallandale, FL 33009
(954) 369-5710

Residential Address:
1830 S. Ocean Drive, #3003
Hallandale Beach, FL 33009

Seth Elliott
President and Director
1830 S. Ocean Drive, Suite 3003
Hallandale, FL 33009
(954) 369-5710

Residential Address:
1830 S. Ocean Drive, #3003
Hallandale Beach, FL 33009

Nick Stagliano, Director
214 Sullivan Street, Suite 2C
New York, New York 10012
(212) 475-6270

Residential Address:
1931 Berkley Road
Norristown, PA 19403

(b) the issuer's officers;

Lesley Elliott
Chairman and Chief Executive Officer
1830 S. Ocean Drive, Suite 3003
Hallandale, FL 33009
(954) 369-5710

Residential Address:
1830 S. Ocean Drive, #3003
Hallandale Beach, FL 33009

Seth Elliott
President and Director
1830 S. Ocean Drive, Suite 3003
Hallandale, FL 33009
(954) 369-5710

Residential Address:
1830 S. Ocean Drive, #3003
Hallandale Beach, FL 33009

(c) the issuer's general partner

Not Applicable

(d) record owners of 5 percent or more of any class of the issuer's securities:

As of this date, Mrs. Lesley Elliott, Chairman and Chief Executive Officer of the Company, owns 4,164,000 Common Shares of the Company (80% of the total issued and outstanding).

As of this date, Mr. Seth Elliott, President and Director of the Company, owns 1,041,000 Common Shares of the Company (20% of the total issued and outstanding).

Mrs. Elliott and Mr. Elliott are husband and wife.

(e) beneficial owners of 5 percent or more of any class of the issuer's securities:

Lesley Elliott and Seth Elliott (See Item 1(d) above).

(f) promoters of the issuer:

Lesley Elliott and Seth Elliott (See Item 1(d) above).

(g) affiliates of the issuer:

Lesley Elliott
Seth Elliott
Nick Stagliano

(h) counsel to the issuer with respect to the proposed offering:

Cohen & Czarnik LLP, 140 Broadway, 36th Floor, New York, New York 10005, Attention: Stephen J. Czarnik, Esq.

(i) each underwriter with respect to the proposed offering.

There is no underwriter. Issuer is selling securities.

(j) any underwriter's directors:

Not Applicable. There is no underwriter. Issuer is selling securities.

(k) the underwriter's officers:

Not Applicable. There is no underwriter. Issuer is selling securities.

(l) the underwriter's general partners:

Not Applicable. There is no underwriter. Issuer is selling securities.

(m) counsel to the underwriter:

Not Applicable. There is no underwriter. Issuer is selling securities.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable. No persons are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its two last fiscal years.

Not Applicable.

ITEM 4. Jurisdictions in Which Securities are to be Offered.

(a) List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable. Issuer will sell the Securities.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

Issuer will market and sell the shares to investors. The issuer intends to rely upon exemptions pursuant to state law where the securities are offered. The issuer will, prior to any offer in a particular state, review such applicable state law to either register the offering in such state or rely upon an applicable exemption.

ITEM 5. Unregistered Securities Issued or Sold within one year.

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

(1) the name of such issuer;

Verge Productions, Inc.

(2) the title and amount of securities issued;

(a) 4,164,000 Common Shares issued to Lesley Elliott pursuant to the initial formation of the Company as an LLC and subsequent conversion to a C corporation.
(b) 1,041,000 Common Shares issued to Seth Elliott pursuant to the initial formation of the Company as an LLC and subsequent conversion to a C corporation.

No securities have been sold.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

The securities were issued pursuant to initial formation of the Company. Both parties contributed $1,500 in initial formation expenses and received securities pursuant to the Company's formation. These securities became Common Shares upon the October 6, 2008 conversion of the Company from a limited liability company to a C corporation.

(4) the names and identities of the persons to whom the securities were issued.

(c) 4,164,000 Common Shares issued to Lesley Elliott pursuant to the initial formation of the Company as an LLC and subsequent conversion to a C corporation.

(a) 1,041,000 Common Shares issued to Seth Elliott pursuant to the initial formation of the Company as an LLC and subsequent conversion to a C corporation.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not Applicable

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The transactions described above were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 by reason that: (i) no commissions were paid for the issuance of security; (ii) the issuance of such security by the Company did not involve a "public offering"; (iii) the purchasers of each security were sophisticated and accredited investors; (iv) the offerings were not a "public offering" as defined in Section 4(2) due to the insubstantial numbers of persons involved in such sales, size of the offering, manner of the offering and number of securities offered; and (v) in addition, each purchaser had the necessary investment intent as required by Section 4(2) since each purchaser agreed to and received security bearing a legend stating that such security is restricted pursuant to Rule 144 of the 1933 Securities Act. (These restrictions ensure that this security would not be immediately redistributed into the market and therefore not be part of a "public offering").

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No. Not Applicable.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above, or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

Not Applicable.

(2) To stabilize the market for any of the securities to be offered.

Not Applicable.

(3) For withholding Commissions, or otherwise to hold each underwriter or dealer responsible for the distribution or its participation.

Not Applicable.

(4) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable. There are no experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not Applicable. No such written documents or broadcast scripts were used prior to the filing of this notification.

PART II – OFFERING CIRCULAR
MODEL A

COVER PAGE

VERGE PRODUCTIONS, INC.

(Exact name of issuer as specified in its charter)

Type of securities offered:	Common Stock	
Maximum number of securities offered:	5,000,000 Common Shares	
Minimum number of securities offered:	1,000,000 Common Shares	
Price per security:	$1.00	
Total proceeds:	If maximum sold: $5,000,000	If minimum sold: $1,000,000
(See Questions 9 and 10)		

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to public? Not Applicable

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [X] Yes [ ] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM

REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[X] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):

This offering has been registered for offer and sale in the following states:

This offering has not yet been registered for offer and sale in any state. The issuer intends to rely upon exemptions pursuant to state law where the securities are offered. The issuer will, prior to any offer in a particular state, review such applicable state law to either register the offering in such state or rely upon an applicable exemption.

THE COMPANY

1.	Exact corporate name:	VERGE PRODUCTIONS, INC.
	State and date of incorporation:	Florida; February 18, 2008 (converted from LLC to C Corporation on October 6, 2008)
	Street address of principal office:	1830 S. Ocean Drive., Suite 3003
		Hallandale, FL 33009
	Company Telephone Number:	(954) 369-5710
	Fiscal year:	December 31

Person(s) to contact at Company with respect to offering:
Seth Elliott

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

   A. *Lack of Operating History; History of Losses*. The Company has only been in existence since February 18, 2008. During its short life, the Company has had minimal operations. As shown in the Company's financial statements accompanying its annual report, the Company has incurred net losses of $31,928 since inception. The Company does not expect to achieve profitability for several quarters following the close of the Offering, and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved.

   B. *Lack of Film Production Experience*. Other than Nick Stagliano, a Member of the Board of Directors of the Company, the Company's managers do not have a history of experience in film production. Lack of experience in this arena could prove to have material adverse effect on the Company's business, financial condition or results of operations.

   C. *Dependence on Key Personnel:* Lesley Elliott and Seth Elliott are the only Officers and employees of the Company at this time. Mrs. Elliott, Mr. Elliott or Mr. Nick Stagliano (Director of the Company) could fall victim to some kind of accident which would render any or all of them incapable of serving the Company. The Company's success is substantially dependent upon these key individuals. The loss of the services of any of these three individuals could have a material adverse effect on the Company's business, financial condition or results of operations. The Company does not have an employment contract with and does not hold key-man life insurance and accident insurance policies on Mrs. Elliott, Mr. Elliott or Mr. Stagliano. Even if it did, there is no assurance that any of these individuals could be replaced by qualified personnel.

   D. *Risks of Motion Picture Production:* The production of motion pictures involves substantial risk. The projected costs of film production are often difficult to calculate and may be increased by reasons or factors beyond the Company's control (including, among others, labor disputes, malfunction of equipment, illness or incapacity of key personnel, weather conditions) that require more capital than initially projected in order to complete production. Local, regional and national and/ or international competition may further affect the availability of the means of production including, but not limited to, camera crews, sound technicians, visual effects technicians, studio availability, location availability and productions facilities. All funds allocated to a film project may be lost if production is ceased or abandoned and not adequately covered (or otherwise adequately insurable) by insurance. Completion bonds, while available to offset the general risks associated with non-completion through providing additional funds, may not be adequate to cover significant cost overruns. We cannot predict the effects of these factors with certainty, and any these factors could have a material adverse effect on our business, results of operations and financial condition.

   E. *Risk of Motion Picture Distribution:* The success of the Company's distribution activities depends, in part, on certain factors beyond the Company's control. Distribution success is dependant on obtaining favorable agreements for access to distribution channels, volatility of advertising costs, and technological and materials of production costs as well as overall demand in accordance with public tastes and availability of alternate forms of entertainment. Additionally, the success of a motion picture or television program in ancillary markets, such as home video and online sales, is often directly related to its performance in theaters or its television ratings and therefore poor box office results or poor television ratings may negatively affect future revenue streams.

F. *Risks of Motion Picture Market Acceptance:* The production of motion pictures involves substantial risk. Each motion picture or television program is an individual artistic work. Unpredictable audience reactions primarily determine commercial success. Generally, the popularity of motion pictures depends on many factors including the critical acclaim they receive, the format and channel of their initial release, the actors, the genre and specific subject matter. The commercial success further depends upon the quality and acceptance of motion pictures or programs that competitors release at or near the same time. We cannot predict the effects of these factors with certainty, any of which factors could have a material adverse effect on our business, results of operations and financial condition.

G. *Competition:* Many of the Company's current and potential competitors have longer operating histories and may have significantly greater financial, distribution, sales, marketing and other resources, as well as greater name recognition and a larger distribution base, than the Company. As a result, they may be able to devote greater resources to the development, promotion, sale and support of their productions than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results or financial condition.

H. *Uncertainty of Future Operating Results:* The Company does not expect to achieve profitability for the next several quarters, and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved.

I. *Control by Existing Stockholders:* Immediately after the closing of this Offering, control of the Company will rest with the existing Officers of the Company. In the event that the minimum securities are sold, approximately 67% of the then outstanding Common Shares will be owned by Mrs. Elliott. Only upon the sale of more than 3,120,000 Common Shares will Mrs. Elliott cease to control the Company. Nonetheless, even in the event that the maximum securities are sold, Mrs. Elliott and Mr. Elliott combined will own approximately 51% of the Common Shares then outstanding. Thus, the current Officers, Lesley Elliott and Seth Elliott, will be able to control substantially all matters requiring approval by the stockholders of the Company, including the election of all directors and approval of significant corporate transactions. This could make it impossible for other stockholders to influence the affairs of the Company.

J. *Mrs. Elliott, Chairman and Chief Executive Officer of the Company is also the controlling shareholder of the Company:* Mrs. Elliott, Chairman and Chief Executive Officer of the Company is also the controlling shareholder of the Company and she may vote her shares subject to her opinion and preference and without consideration of her role as officer and director of the Company and the fiduciary duties that such role entails. Thus in any vote of the shareholders, Mrs. Elliott may vote in her best interest and not in the best interest of the other shareholders. Thus, Mrs. Elliott controls vote of the Company and may not, at certain times, consider any investors (or shareholders) interests. Furthermore, Mrs. Elliott is the spouse of Seth Elliott, who controls twenty percent of the Company (see Risk Factor K below).

K. *Mr. Elliott, President and Director of the Company is also a twenty percent shareholder of the Company.* Mr. Elliott, President and Director of the Company is also a twenty percent shareholder of the Company and he may vote his shares subject to his opinion and preference and without consideration of his role as officer and director of the Company and the fiduciary duties that such role entails. Thus,in any vote of the shareholders, Mr. Elliott may vote in his best interest and not in the best interest of the other shareholders. Furthermore, Mr. Elliott is the spouse of Lesley Elliott, who is the controlling shareholder of the Company (see Risk Factor J above).

L. *No Prior Trading Market for Common Stock; Potential Volatility of Stock Price:* No prior market has existed for the Company's securities and the Company does not anticipate that any such market will develop subsequent to this offering. A purchaser must be fully aware of the long-term nature of an investment in the Company. The shares are being offered and sold pursuant to Regulation A promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act") and available exemptions under applicable state laws. Purchasers may need to bear the economic risk of the investment for an indefinite period of time. Ownership of the shares must be considered a long-term, non-liquid investment.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Verge Productions, Inc. (the "Company") was formed to produce, invest in and distribute independent films, television programming and related content. The Company intends to act as a producer or co-producer on 2-10 properties in the thirty-six months following this Offering.

The Company plans to produce and distribute films that are independent of major studios and marketed with smaller budgets than those used by major studios. We intend to establish both national and international channels for distribution of films to both theaters and on television and to build an entertainment library. Management believes that distribution of films and programming previously unreleased or in limited release may generate recurring revenues for the Company through distributing such properties directly, to retailers, to online buyers, and to television.

In addition to producing films, the Company plans to acquire additional properties to sell to the marketplace whenever the opportunity presents itself. One way to find additional films either already finished or in various stages of production is to attend the worldwide film markets such as Berlin, Cannes, Toronto, Sundance, Tribeca and The American Film Market and seek out other producers with material that is in need to additional funding to close a deal, or with a finished film that needs representation to distributors. Additionally, the Company intends to make this part of our business model known on its website and through word of mouth advertising with various film professionals (agents, other producers, managers and entertainment attorneys).

Once a specific film project is targeted, the Company will then attempt to acquire that project through arms length negotiation with the project's producer or authorized representative.

Management will evaluate each project based on its quality of production, name talent (actors, directors etc.) involved, as well as subject matter to determine if it perceives a legitimate source of additional revenue for the Company.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

In acting as a producer, the Company anticipates acquiring the rights to an original screenplay. After receiving an acceptable screenplay a producer "develops the script", which consists of assembling the director and the principal actors and preparing the film budget. Thereafter, the producer obtains financing for the film. The Company intends to concentrate on properties with production costs ranging from $750,000 to $3,000,000. We do not currently have any projects in development.

Methods used by producers to secure production financing vary from project to project, including capital provided by publicly or privately raised pools of investment capital or money provided by "majors" or "mini-majors" or from banks that specifically seek to participate in film financing. An alternate method of feature film financing involves the pre-sale by the producer of certain or all of the films ancillary rights which could include domestic and foreign theatrical rights, domestic cable television, network television, and, syndicated television and DVD/video cassette. In many cases, the Company anticipates that it will provide a material amount of necessary financing directly.

Once financing is complete, the film enters the 'pre-production' phase, which lasts anywhere from six to twelve weeks during which time locations are secured, casting comes to completion and the shooting schedule drawn. 'Principal photography' follows, spanning four to ten weeks, during which time the actual shooting of the film occurs. The 'post-production' stage follows, which often spans several months. During post-production the film is edited and music and sound effects are added resulting in a film negative from which prints are made for release by distributors to theaters.

The Company plans to produce and distribute films that are independent of major studios and marketed with smaller budgets than those used by major studios. We intend to establish both national and international channels for distribution of films to both theaters and on television and to build an entertainment library. The Company believes that distribution of films and programming previously unreleased or limited release will generate recurring revenues by distributing film directly, to retailers, to online buyers, and to television and supplement the further expansion of the Company's originally produced films and programming.

We intend to focus on producing artistic films that emphasize complex story-lines and character development while curtailing overall production costs associated with feature-film cinematography. This approach to film production, should enable us to produce compelling, commercially viable films. We will seek to distribute these films to theatrical and ancillary markets both domestically and internationally. Production budgets for similarly situated films in the industry (including those previously produced by Nick Stagliano, a Director of the Company, "The 24th Day" and "The Florentine") have generally ranged between $500,000 and $2 million.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete. Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition.

Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Motion picture production and distribution are highly competitive businesses. The Company will need to successfully compete with the major studios, numerous independent motion picture and television production companies for the acquisition of literary and film properties, the services of performing artists, directors, producers and other creative and technical personnel and production financing. Ultimately, our motion pictures will compete with other production and distribution companies for audiences and exhibition outlets.

Major studios have historically dominated the motion picture industry. The term major studios is generally regarded in the entertainment industry to mean: Universal Pictures ("Universal"); Warner Bros.; Twentieth Century Fox; Sony Pictures Entertainment ("Sony"); Paramount Pictures; and The Walt Disney Company ("Disney"). Competitors less diversified than the major studios and considered "mini-majors" include Dreamworks SKG, New Line Cinema, Miramax, Lionsgate and The Weinstein Company. Smaller independent companies that we will also compete with include IFC Films, Greenestreet Films and Peace Arch Entertainment, among others.

Furthermore, we compete with alternative forms of entertainment, such as live productions, sporting events, outdoor recreation and other cultural activities. The success of any of our motion pictures is therefore dependent not only on the quality and acceptance of our own products, but also on the quality and acceptance of other competing motion pictures and alternative forms of entertainment.

We believe that we can compete with other entrants in this field for several key reasons:

Financial Approach - Our main criteria for evaluating our projects and proceeding into production will be that we have received various tax refunds/rebates, subsidies, co-production funds, or other benefits so that we have approximately 50% of a films budget covered from outside sources. In certain cases, this will include the use of foreign companies, which will enable qualifying film projects to use foreign "soft money". Such subsidies allow the Company to significantly mitigate the financial risk of each picture because these government funds are "nonrecoupable". Additionally, we will attempt to receive sales estimates from at least 3 distribution companies that validate the potential revenue of each film before we proceed to production. We believe that our disciplined acquisition and production models will minimize the financial risks often associated with film acquisition, production and distribution by procuring co-production agreements, pre-selling international distribution rights, emphasizing efficient production schedules and entering into agreements with top talent attracted in part by the films we seek to develop and produce. While such strategies may limit the potential revenues of certain projects, we believe that this approach will create operating and financial stability and allow us to reserve capital to pursue additional opportunities.

Shareholder Base – It is our hope that, at the completion of this Offering, the Company will have a large and diverse shareholder base. By communicating with these shareholders on a regular basis, and utilizing our internet presence to allow these shareholders to leverage their own contact base, we hope to achieve a broader word of mouth about and incentive to attend individual film releases than would be the norm in the industry.

Key Board Member - Nick Stagliano, a member of our Board of Directors, has a proven track record as a lead producer and is a veteran in several aspects of the industry including productions, distribution and financing, particularly for independent films. Mr. Stagliano's career as a lead producer of independent film is most highlighted by *The Florentine* and *The 24th Day* as well as the made for television holiday film, *Home of Angels.* We anticipate utilizing Mr. Stagliano's expertise and contact base to help achieve success.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort that will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The Company plans to market itself and its future properties in order to foster a growing reputation onto the world entertainment stage. These marketing efforts will include:

Festival Attendance - The Company intends to send key personnel to major film festivals and strategically significant markets around the globe. We believe this will prove essential to our long term plan of operations for the Company in its plan to emphasize "pre-sale" output deals with international distributors as well as setting the stage for the Company's introduction as its own international sales and distribution division. The key festival/markets are: Sundance, Berlin, Cannes, Toronto and the American Film Market. The Company anticipates festival attendance will be $25,000 – $50,000 annually.

Trade Advertisements - The Company intends to advertise its future slate of productions in important industry trade magazines including: Variety, Hollywood Reporter, Screen International and Filmmaker. These costs are estimated to be approximately $5,000 per year.

Industry Associations - The Company intends to market itself to the industry by joining industry organizations such as: The Independent Feature Project and the Producer's Guild of America.

Website - The Company will launch its own website that will highlight current and future productions. The website will also link the viewer to specific web pages set up on a project by project basis to better introduce each film to domestic and international audiences and eventually participate in direct merchandizing. As of the date of this offering statement, the Company has not spent any funds on its website but it plans to spend approximately $2,500 to development a basic site immediately upon Closing of the Minimum Offering and thereafter to spend approximately $10,000 - $15,000 annually for website development and web marketing.

Distributor Marketing – We intend to market individual film productions through the engagement of motion picture distributors on a picture-by-picture basis. Motion Picture distributors are responsible for the direct prints and advertising budgets and services of each film. Generally, working directly with the Company, a film distributor will develop a specific publicity campaign for the film. Once the campaign is agreed upon, the distributor advances funds (called P & A funds for "prints and advertising"), which are usually an agreed upon amount of at least 20%-50% of the film's production budget. Posters and One-Sheets are produced, as well as the trailer of the film, which the distributor sends out far in advance of the film's release to generate significant interest. In collaboration with the film's publicist, the distributor and producer arrange a wide variety of events and promotions to market the film, including press and celebrity screenings, parties, and promotional product sponsored gatherings. The internet is also crucial in the marketing of the film and the unit publicist along with the producer and distributor begin as early as possible to create the "buzz" through various film and entertainment related websites, as well as specific sites targeted for the core audience.

Promotional Partnerships - The success of independent films can be significantly increased by enhancing the degree of consumer awareness for both theatrical and home video release. Promotional partnerships with well recognized consumer products and services companies provide substantial consumer awareness generated for independent films in exchange for providing the consumer products or services company with the opportunity to associate with additional niches of popular culture. We intend to vigorously pursue such relationships in order to both supplement its production budgets and to generate publicity.

The promotional partnerships that the Company will attempt to develop will be on a project-by-project basis and include what is known as "product placement", where a consumer product company will either pay to have their product appear in the Company's film, or provide the product free of charge to be used in the film, or a combination of both. Each film demands a variety of products which might be used in this manner. Some examples of products which the Company plans to pursue include alcoholic beverages, vehicles, food, clothing and jewelry.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

The Company has no backlog of orders for any product or services. The Company has been in existence for less than one year. In that time, the Company has had no backlog of orders for any products or services.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

As of the date of this Offering, the Company has two employees: Lesley Elliott (Chief Executive Officer) and Seth Elliott (President). The Company anticipates that, following the Closing of the Offering, it will add 1-4 employees. Of these employees, 1 will be administrative/clerical in nature and the additional employees will be acquisition and development executives.

No employees are subject to collective bargaining agreements. No employees have been (or are threatening to) strike. The Company has no supplemental benefits or incentive arrangements currently (or anticipated) with any employees.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The Company does not own any real property (real estate, plant and equipment, patents, trademarks, etc.). The Company leases interim office space on a month-to-month basis from one of its principal officers. The Company pays $500/month for these facilities. There are no written agreements in place for the use and payments of these facilities.

The Company believes that its current facilities will be accurate through the close of the Minimum Offering. Thereafter, the Company anticipates that it will lease office space in an "office suite" arrangement in South Florida. The Company is aware that such space is available and expects to secure such space for less than $1,500 per month.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company's operations are not currently dependent upon the possession of any intellectual property or proprietary information. As such no license agreements or similar contracts exist in this regard. The Company has expended no funds on research and development. In the future, the Company expects to expend between $15,000 and $75,000 on research and development of quality intellectual property, not inclusive of the costs to actually purchase screenplays from writers.

As the Company expands its production efforts, the primary intellectual property component will be ownership of the screenplay for each property. As such, the Company will engage in a rigorous legal process to secure comprehensive rights to any screenplays it acquires. Additionally, in the event that the Company serves as co-producer or invests in a film production, we will be certain that the intellectual property ownership in these instances has been properly secured.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

The Company is s not subject to material regulation.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

The Company has no subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

The Company has only been in existence since February 18, 2008. Material events to date are:

February 18, 2008	Formation of the Company
March 26, 2008	Completion of Company's business planning process
April 18, 2008	Completion of Industry Analysis
August 20, 2008	Nick Stagliano joins Board of Directors
October 6, 2008	Company converts from LLC to C Corporation

4.

(a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event / Milestone	Manner of Occurrence / Method of Achievement	Months After Minimum Close
Purchase first original screenplay	Company representatives find available screenplays via word of mouth; discussions with agents, writers, etc; attendance at festivals and industry gatherings	3
Develop first film budget	Internal expertise used, including knowledge of venues and locations	4
Secure "soft" commitment from Director and Actor(s) for first film	Interaction with relevant talent agencies; use contacts to speak directly with potential Directors and Actors	6
Purchase second original screenplay	Company representatives find available screenplays via word of mouth; discussions with agents, writers, etc: attendance at festivals and industry gatherings	7
Obtain additional project financing for first film	Target and market industry professionals with film equity investment experience; utilize non-traditional sources of financing	7
Obtain distribution agreements for first film	Market to domestic and international distribution houses with assembled film package	7
Develop second film budget	Internal expertise used, including knowledge of venues and locations	8
Shoot first film	Internal expertise plus hired outside expertise to manage production process during shooting	9
Post –production of first film	Hired professionals engage in editing, music and sound design	10
Secure "soft" commitment from Director and Actor(s) for second film	Interaction with relevant talent agencies; use contacts to speak directly with potential Directors and Actors; utilize "buzz" from first film-wrap in process	10
Obtain additional project financing for second film	Target and market industry professionals with film equity investment experience: utilize non-traditional sources of financing; leverage successful completion of first film in this process	11
Obtain distribution agreements for second film	Market to domestic and international distribution houses with assembled film package	11
Release first film	Via distribution agreements; thereafter pursue video and aftermarket opportunities	12
Post –production of second film	Hired professionals engage in editing, music and sound design	14
Release second film	Via distribution agreements; thereafter pursue video and aftermarket opportunities	16

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Event	Affect on Operations and Net Income
Purchase first original screenplay	Any delay in the purchase of this first screenplay will, of course, delay the ongoing production of the Company's first film. The Company will not generate substantial revenue (with the exception of potential producer fee revenues) until after the release of its first film. Thus, any delay in purchasing this first screenplay will substantially affect the timeframe by which the Company generates any potential net income.
Develop first film budget	Any delay in determining a production budget of the first film will delay production. The Company will not generate substantial revenue (with the exception of potential producer fee revenues) until after the release of its first film. Thus, any delay developing this budget will substantially affect the timeframe by which the Company generates any potential net income.
Secure "soft" commitment from Director and Actor(s) for first film	Any delay in obtaining soft commitments makes obtaining additional financing and distribution agreements more difficult. In the event that the film is not "assembled" in this time frame substantial delays may occur. In order to address these delays the Company may need to (a) provide more direct financing if available (b) choose talent that is not as marketable as desired or (c) delay the ongoing production process. Because the Company will not generate substantial revenue (with the exception of potential producer fee revenues) until after the release of its first film, any production delays will substantially affect the timeframe by which the Company generates any potential net income.
Purchase second original screenplay	Any delay in the purchase of the second screenplay will, of course, delay the production of the second film. There is no assurance that the Company's first (or for that matter second) film will prove successful. Accordingly, delays in the production of the second film may further delay the potential for the Company to generate net income.
Obtain additional project financing for first film	In the event that the Company is unable to obtain the targeted financing in the seven months following Closing, the production of the Company's first film could be delayed. Because the Company will not generate substantial revenue (with the exception of potential producer fee revenues) until after the release of its first film, any production delays will substantially affect the timeframe by which the Company generates any potential net income. The Company may need to spend additional funds directly in order to facilitate a timely production. However, direct funds spent on the Company's first production could mean fewer (or no) funds available for future productions.

Event	Affect on Operations and Net Income
Obtain distribution agreements for first film	Although distribution agreements are important to final release, a delay in obtaining these agreements is not as critical as many other components of the production process. Nonetheless, delays in obtaining distribution agreement could impact the Company's ability to obtain additional financing (see above).
Develop second film budget	Any delay in determining a production budget of the second film will delay its production. There is no assurance that the Company's first (or for that matter second) film will prove successful. Accordingly, delays in the production of the second film may further delay the potential for the Company to generate net income.
Shoot first film	Any delays in the actual shooting of the film, will of course delay its final release. Because the Company will not generate substantial revenue (with the exception of potential producer fee revenues) until after the release of its first film, any shooting delays will substantially affect the timeframe by which the Company generates any potential net income.
Post –production of first film	Any delays in the post-production process, will of course delay its final release. ·Because the Company will not generate substantial revenue (with the exception of potential producer fee revenues) until after the release of its first film, any post-production delays will substantially affect the timeframe by which the Company generates any potential net income.
Secure "soft" commitment from Director and Actor(s) for second film	Any delay in obtaining "soft" commitments from talent will result in delay of the second film's production. In the event that the Company's first film is unsuccessful, it will rely upon its second production to achieve net income. Accordingly, any delay in production of the second film would then have a negative affect on the Company's potential net income.
Obtain additional project financing for second film	In the event that the Company is unable to obtain the targeted financing in the stated time frame, the Company's second film could be delayed. In the event that the Company's first film is unsuccessful, it will rely upon its second production to achieve net income. Accordingly, any delay in production of the second film would then have a negative affect on the Company's potential net income.
Obtain distribution agreements for second film	Although distribution agreements are important to final release, a delay in obtaining these agreements is not as critical as many other components of the production process. Nonetheless, delays in obtaining distribution agreement could impact the Company's ability to obtain additional financing (see above).
Release first film	Because the Company will not generate substantial revenue (with the exception of potential producer fee revenues) until after the release of its first film, any delays of the release will substantially affect the timeframe by which the Company generates any potential net income.

Event	Affect on Operations and Net Income
Post –production of second film	Any delays in the post-production process will delay the film's final release. In the event that the Company's first film is unsuccessful, it will rely upon its second film to generate income. Accordingly, any delay in the release date of the second film may delay the Company's ability to generate net income.
Release second film	In the event that the Company's first film is unsuccessful, it will rely upon its second film to generate income. Accordingly, any delay in the release date of the second film may delay the Company's ability to generate net income.

Although the event analysis set forth above is accurate, investors should be aware that the focus of that analysis is on the achievement by the Company of profitability and generation of Net Income.

The Company's cost of operating is currently less than $75,000 annually, as it is currently in development stage. Following the Closing of the Minimum Offering, the Company anticipates obtaining at least $937,500 in net proceeds (See **Section 9 - Use of Proceeds** below). Upon Closing the Company anticipates that is monthly operational simply to maintain the business, will not exceed $20,000. Thus, the primary expenditures will be on (a) securing intellectual property (b) producing films and (c) marketing. Thus, although delays in the milestones set forth above have the potential to delay prospective profitability, such delays should not result in liquidity crises that call into question the Company's ability to operate as a going concern.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?

The Company has not yet experienced a full fiscal year. For the period from inception (February 18, 2008) to December 31, 2008, the relevant data is:

Total $(4,928) (($0.001) per Share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

The Company has had no profits from Inception to the date of this Offering.

7.

(a) What is the net tangible book value of the Company?

($1,928) (($.0004) per Share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, please explain the reasons for the variation.

The offering price is substantially higher than the book value per share. The Company is in the development stage in an industry that does not require fixed assets in order to achieve success. Accordingly, book value is likely to remain low (or negative) until such time that the Company achieves profits. Because the primary assets that the Company will acquire or develop are intellectual property, it is likely that the book value will understate the actual value of the Company in the future.

The management of the Company has determined the Offering Price in its sole discretion. The management of the Company believes that if the Company is successful in its business model, investors at the offering price will receive a reasonable return on investment. The management believes that this is an appropriate price for the Offering, however there is no formulaic basis for the arbitrary Offering Price.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

None. The Company has not sold securities in the last 12 months.

8.

(a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 48.99%
If the minimum is sold: 16.11%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $10,205,000*
If the minimum is sold: $ 6,205,000 *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: 0. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $0.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9.

(a) The following table sets forth the use of the proceeds from this offering:

Amount Sold	Minimum Offering $1,000,000	%	$2,000,000	%	$3,000,000	%	$4,000,000	%	Maximum Offering $5,000,000	%
Less Offering Expenses:										
Commissions and Fees	$ -	0.00%	$ -	0.00%	$ -	0.00%	$ -	0.00%	$ -	0.00%
Legal & Accounting	$ 35,500	3.55%	$ 35,500	1.78%	$ 35,500	1.18%	$ 35,500	0.89%	$ 35,500	0.71%
Copying & Advertising	$ 22,000	2.20%	$ 37,000	1.85%	$ 45,000	1.50%	$ 60,000	1.50%	$ 80,000	1.60%
Travel	$ 5,000	0.50%	$ 5,000	0.25%	$ 10,000	0.33%	$ 10,000	0.25%	$ 10,000	0.20%
Net Proceeds From Offering	$ 937,500	93.75%	$ 1,922,500	96.13%	$ 2,909,500	96.98%	$ 3,894,500	97.36%	$ 4,874,500	97.49%
USE OF NET PROCEEDS										
Production	$ 500,000	50.00%	$ 1,175,000	58.75%	$ 1,830,000	61.00%	$ 2,500,000	62.50%	$ 3,200,000	64.00%
Purchase of Screenplays	$ 100,000	10.00%	$ 200,000	10.00%	$ 300,000	10.00%	$ 400,000	10.00%	$ 500,000	10.00%
Officers Salaries	$ 125,000	12.50%	$ 175,000	8.75%	$ 175,000	5.83%	$ 200,000	5.00%	$ 200,000	4.00%
Employee Compensation	$ 35,000	3.50%	$ 35,000	1.75%	$ 90,000	3.00%	$ 155,000	3.88%	$ 235,000	4.70%
Publicity and Advertising	$ 40,000	4.00%	$ 80,000	4.00%	$ 169,000	5.63%	$ 225,000	5.63%	$ 290,000	5.80%
Working Capital	$ 55,000	5.50%	$ 86,600	4.33%	$ 130,600	4.35%	$ 199,600	4.99%	$ 234,600	4.69%
Festival Attendance	$ 25,000	2.50%	$ 50,000	2.50%	$ 50,000	1.67%	$ 50,000	1.25%	$ 50,000	1.00%
Research and Development	$ 15,000	1.50%	$ 50,000	2.50%	$ 75,000	2.50%	$ 75,000	1.88%	$ 75,000	1.50%
Intellectual Property Maintenance	$ 15,000	1.50%	$ 36,000	1.80%	$ 50,000	1.67%	$ 50,000	1.25%	$ 50,000	1.00%
Website and Internet Development	$ 10,000	1.00%	$ 15,000	0.75%	$ 15,000	0.50%	$ 15,000	0.38%	$ 15,000	0.30%
Repayment of Advances	$ 9,500	0.95%	$ 9,900	0.50%	$ 9,900	0.33%	$ 9,900	0.25%	$ 9,900	0.20%
Trade Advertisements	$ 5,000	0.50%	$ 5,000	0.25%	$ 5,000	0.17%	$ 5,000	0.13%	$ 5,000	0.10%
Industry Association Fees	$ 3,000	0.30%	$ 5,000	0.25%	$ 10,000	0.33%	$ 10,000	0.25%	$ 10,000	0.20%

I. Production – These expenditures represent the Company's core business model of producing, and investing in independent films, television programming and related content. The Company anticipates providing, on average, 25%-33% of a project's budget directly. Accordingly, the Company has planned for direct production of two films if the Minimum Offering is raised and ten films if the Maximum Offering is raised. In the event that the Company is able to secure financing such that it is required to invest less than the average budget in direct projects, the Company anticipates utilizing these production funds for co-production ventures or purchases of other entertainment assets (as described herein). In the event that production costs exceed budgets and/or additional financing on projects is not available, the Company will likely utilize working capital funds and reduce total advertising and publicity expenditures in order to address shortfalls. The Company does not anticipate spending less than these amounts on production as described herein.

II. Screenplay Purchases – The Company anticipates purchasing two original screenplays if the Minimum Offering is raised and ten original screenplays in the event that the Maximum Offering is raised. We believe that we can purchase screenplays, including the cost of options on original works, for $35,000 - $50,000 per screenplay. In the event that screenplays average more than $50,000, the Company will utilize working capital funds to first ensure at least two screenplays are purchased and produced and thereafter may choose to purchase fewer than 10 screenplays at the Maximum Offering if necessary. In the event that screenplays average less than $50,000, the Company will deploy funds allocated for screenplay purchase, at the discretion of management into one or more of the following categories: (a) purchasing additional screenplays (b) adding to the

Production budget (c) increasing the budget for Festival Attendance or (d) increasing the expenditures on Publicity and Advertising.

III. Officers Salaries – Prior to January 2009, the Chief Executive Officer and the President of the Company have taken no salaries. As of January 2009, the Chief Executive Officer receives an annual salary of $100,000 and the President receives an annual salary of $84,000. Currently, those salaries are accrued and unpaid. Any amounts due officers will be paid according to this Use of Proceeds schedule. Amounts over and above those set forth due Officers will be either (a) paid from revenues generated by the Company or (b) accrued by the Officers until such time as funds for payment other than from this Offering are available. The proceeds of this Offering will not be used to pay more than $200,000 (at the Maximum Offering) of Officers Salaries (whether accrued or due in future) under any circumstances.

IV. Employee Compensation - As of the date of this Offering, the Company has two employees: Lesley Elliott (Chief Executive Officer) and Seth Elliott (President). The Company anticipates that, following the Closing of the Offering, it will add 1-4 employees. If the Minimum Offering is raised, the Company will hire an administrative/clerical employee. If the Maximum Offering is obtained, the Company anticipates adding the administrative/clerical employee, as well as 1 individual with specific production experience and 1-2 individuals focused on acquisition and development. The Company is confident it can secure employees for the amounts set forth. However, should it prove more costly to hire the appropriate individuals, the Company will utilize funds from Working Capital to assure the correct hires are made.

V. Publicity and Advertising – The Company will hire a Publicist or Public Relations firm to actively promote the Company and its projects. Additionally, the Company will regularly engage in advertising and promotional activities in regards to its business and specific properties. This category also includes the costs of reproducing and submitting films to parties interested in displaying the films, as well as travel and entertainment needed in promoting the Company and its projects. As noted, in the event of production cost overruns and/or lack of production financing, the Company may choose to reduce amounts spent on Publicity and Advertising and shift those funds to the Production budgets of individual projects. The Company may also choose to allocate Publicity and Advertising funds to the attendance of Festivals – though no more than $30,000 from this category would ever be reallocated to Festival Attendance on an annual basis.

VI. Working Capital – The Company has allocated a fund for working capital to cover the costs of general and administrative expenses consisting of items such as rent, insurance, ongoing accounting and legal expenses, telephone, postage, equipment and supplies, and other general operational cost. As noted, it is possible that the amount available for general working capital needs may be reduced in the event that (a) there are production cost overruns and/or insufficient project financing and/or (b) screenplay purchases prove to be more expensive than anticipated and/or (c) the cost of hiring additional employees proves more than anticipated by the Company.

VII. Festival Attendance - The Company intends to send key personnel to major film festivals and strategically significant markets around the globe. We believe this will prove essential to our long term plan of operations for the Company in its plan to emphasize "pre-sale" output deals with international distributors as well as setting the stage for the Company's introduction as its own international sales and distribution division. The key festival/markets are: Sundance, Berlin, Cannes, Toronto and the American Film Market. The Company anticipates festival attendance will be $25,000 – $50,000 annually. The Company may choose to utilize up to $30,000 annually in additional funds from the Publicity and Advertising budget for Festival Attendance.

VIII. Research and Development - The Company plans to expand its search for independent films and intellectual property that can be developed into such films for the purposes of investment and future productions. The Company expects to spend $15,000 if the Minimum Offering is raised and up to $75,000 if the Maximum Offering is raised on research and development. In the event that the full amount of research and development funds are not needed, the Company will reallocate remaining funds in this category to (a) Intellectual Property Maintenance if needed and (b) Working Capital thereafter.

IX. Intellectual Property Maintenance – The Company will reserve funds to maintain production rights and license fees on properties it produces or acquires. The Company expects to spend $15,000 if the Minimum Offering is raised and up to $50,000 if the Maximum Offering is raised on Intellectual Property Maintenance. In the event that the full amount of research and development funds are not needed, the Company will reallocate remaining funds in this category to (a) Research and Development if needed (b) Festival Attendance if appropriate and (b) Working Capital thereafter.

X. Website and Internet Development - The Company will launch its own website that will highlight current and future productions. The website will also link the viewer to specific web pages set up on a project by project basis to better introduce each film to domestic and international audiences and eventually participate in direct merchandizing. The Company plans to spend approximately $2,500 to development a basic site immediately upon Closing of the Minimum Offering and thereafter to spend and additional $7,500 - $12,500 for website development and web marketing.

XI. Repayment of Advances – During the Company's existence, the Officers of the Company have advanced funds on behalf of the Company. If the Minimum Offering is raised $9,500 of such advances shall be repaid and if the Maximum Offering is raised $9,900 of such advances shall be repaid.

XII. Trade Advertisements – In addition to generalized advertising and publicity campaigns, the Company intends to advertise its future slate of productions in important industry trade magazines including: Variety, Hollywood Reporter, Screen International and Filmmaker. These costs are estimated to be approximately $5,000 per year.

XIII. Industry Association Fees - The Company intends to market itself to the industry by joining industry organizations such as The Independent Feature Project and the Producer's Guild of America and similar organizations. The Company may sponsor or co-sponsor events within these organizations as part of its marketing efforts. In the event that the Minimum Offering is raised, such costs are expected to be $3,000. In the event that the Maximum Offering is raised, such costs are anticipated to be $10,000.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

There is a Minimum Offering. At least $1,000,000 (1,000,000 Units) must be sold under the Offering terms.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10.

(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

No. No material funds from sources other than this Offering are to be used in conjunction with proceeds from this Offering.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

No. No material proceeds from this Offering are to be used to discharge indebtedness.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

No. No material proceeds from this Offering are to be used to acquire assets, other than in the ordinary course of business.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

The Officers of the Company have been accruing salaries at a combined rate of $184,000 annually since January 2009. The Company will use proceeds of the Offering to pay any accrued salaries as of the Closing Date to the officers. However, as noted in Use of Proceeds, Offering Proceeds used for salary payments to Officers, **both accrued and ongoing**, will not exceed a total of $125,000 (in the case of the Minimum Offering) or $200,000 (in the case of the Maximum Offering).

The Officers of the Company have advanced funds on behalf of the Company for various charges. These advances currently total approximately $1,928 and are expected to total up to $9,900 as of the Closing Date. Offering Proceeds will be used to reimburse the Officers for these advances, up to a total of $9,900.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The Company currently has no cash flow or liquidity problems, is not on default or in breach of any indebtedness, financing arrangement or other obligation. The Company has no trade payable deficiencies and is not subject to any unsatisfied judgments, liens or settlement obligations.

Over the next 12 months, the Company anticipates no cash flow or liquidity problems; no defaults breach of any indebtedness, financing arrangement or other obligation; no trade payable deficiencies; and no unsatisfied judgments, liens or settlement obligations.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The Company believes that the proceeds of this Offering will be sufficient to satisfy its cash requirements for the next 12 months. The Company's cost of operating is currently less than $75,000 annually, as it is currently in development stage. Following the Closing of the Minimum Offering, the Company anticipates obtaining at least $937,500 in net proceeds (See **Section 9 - Use of Proceeds** above). Upon Closing the Company anticipates that monthly operational costs needed simply to maintain the business, will not exceed $20,000. The primary expenditures will be on (a) securing intellectual property (b) producing films and (c) marketing. Thus, although delays in the milestones set forth above have the potential to delay prospective profitability, such delays should not result in liquidity crises that call into question the Company's ability to operate as a going concern.

The Company also believes that the proceeds of the Minimum Offering will be sufficient to produce and market at least two films, providing sufficient cash flow to demonstrate success of the Company's business model. It should be noted that each film project also calls for additional financing from other market sources. The financing for these projects comes from commercial banks, private investors, pre-sales of select foreign distribution rights, use and remarketing of various tax credits and other such mechanisms. The Company is confident of its ability to raise these additional funds for individual projects. However, even should the Company have difficulty securing part (or all) of these additional funds, the proceeds from the Minimum Offering provide enough capital to produce and market **at least** one (and possibly two) independent films.

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

		As Adjusted	
	8/31/2008	Minimum	Maximum
Debt:			
Short Term Debt	$ -	$ -	$ -
Long Term Debt	$ -	$ -	$ -
Stockholders Equity			
Common Shares	$ 3,000	$ 3,000	$ 3,000
Additional Paid In Capital		$ 1,000,000	$ 5,000,000
Retained Earnings (Deficit)	$ (4,928)	$ (4,928)	$ (4,928)
Total Stockholders Equity	$ (1,928)	$ 998,072	$ 4,998,072
Total Capitalization	$ (1,928)	$ 998,072	$ 4,998,072

There are no preferred shares (or similar instruments) authorized or outstanding. There are no convertible or exchangeable instruments authorized or outstanding.

The Company is a Florida Corporation and has 20,000,000 authorized shares. The Board of Directors may authorize the issuance of new shares up to the total authorized share amount.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:
[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ________________
[ ] Other:

15. These securities have:

Yes	No
[ ]	[X] Cumulative voting rights
[ ]	[X] Other special voting rights
[ ]	[X] Preemptive rights to purchase in new issues of shares
[ ]	[X] Preference as to dividends or interest
[ ]	[X] Preference upon liquidation
[ ]	[X] Other special rights or preferences (specify):

16. Are the securities convertible? [ ] Yes [X] No

17. (a) If securities are notes or other types of debt securities:

The securities Offered hereby are not notes or debt securities

18. If securities are Preference or Preferred stock:

The securities Offered hereby are not Preferred stock and have no Preference.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

No restrictions on dividends under loan or financing arrangements exist

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis):

$ (4,928)

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

The Company is not using any selling agents. Officers of the Company will be making the Offering to Investors.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

The Company is not using any selling agents. Officers of the Company will be making the Offering to Investors.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

The Company is not using any selling agents. Officers of the Company will be making the Offering to Investors.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Seth Elliott 1830 S. Ocean Drive Suite 3003 Hallandale, FL 33009 (954) 369-5710	Lesley Elliot 1830 S. Ocean Drive Suite 3003 Hallandale, FL 33009 (954) 369-5710

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

No such limitations exist. The Units are not expected to be restricted.

26.

(a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Citibank, N.A.

500 E. Broward Blvd.
Ft. Lauderdale, FL 33394
(954) 463-3071

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

180 days following the first of any funds received by the escrow agent pursuant to this Regulation A Offering Statement

Will interest on proceeds during escrow period be paid to investors? [ ] Yes[X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

All issued and outstanding common stock of the company is currently held by "affiliates" and is subject to a restrictive legend.

In general, under Rule 144, as amended effective February 15, 2008, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

1) 1% of the number of shares of common stock then outstanding, which will equal 100,000 shares immediately after this offering if the Maximum Offering is closed; and

2) the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale

Sales of restricted shares under Rule 144, as amended effective February 15, 2008, are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. For a person who has not been deemed to have been one of our affiliates at any time during the three months preceding a sale, sales of our securities held longer than six months, but less than one year, will be subject only to the current public information requirement. Rule 144 also provides that affiliates that sell our common shares that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Under Rule 144(k), as amended effective February 15, 2008, a person who is not deemed to have been one of our affiliates at the time of or at any time during the three months preceding a sale, and who has beneficially owned the restricted shares proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate, is entitled to sell their shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Any sales of shares by shareholders pursuant to rule 144 may have a depressive effect on the price of our common stock. There are no shares of our common stock that are not being offered by this registration statement that could be sold pursuant to Rule 144 by non-affiliates.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The Company has paid no dividends, made any distributions or redeemed any securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: Chief Executive Officer
Name: Lesley Elliott Age: 33
Office Street Address: 1830 S. Ocean Drive., Suite 3003
Hallandale, FL 33009
Telephone No.: (954) 369-5710

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Dates:	2006-2008
Company:	The Tobé Report
Title:	Fashion Editor
Responsibilities:	Wrote weekly short and long feature copy and engaged in editorial process for weekly trade publication focusing on fashion and retailing

Dates:	2005-2006
Company:	Saks Fifth Avenue .
Title:	Associate Buyer
Responsibilities:	Executed children's department assortment planning for 26 stores, including facilitating merchandise purchasing and negotiating delivery.

Dates:	2003-2004
Company:	Donna Karan NY
Title:	Lifestyle Buyer
Responsibilities:	Executed 14 store assortment planning and managed multi-vendor departments, as well as managed market sourcing and exclusive product development.

Education (degrees, schools, and dates):

Date:	1997
Degree:	B.A. English
Institution:	Rutgers University New Brunswick, NJ

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: 80%

30. Chief Operating Officer: Title: President
Name: Seth Elliott Age: 39
Office Street Address: 1830 S. Ocean Drive., Suite 3003
Hallandale, FL 33009
Telephone No.: (954) 369-5710

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Dates:	2008
Company:	Apheleon, LLC
Title:	Managing Member
Responsibilities:	Serve as senior executive of management consulting company offering services to small and middle market clients including: Business Intelligence, Business Valuations, Reverse Mergers, Capital Markets Analysis, Mergers and Acquisitions, Financing Structures, Risk Mitigation, Asset Tracing and Recovery and Due Diligence

Dates:	2004-2008
Company:	Pegasus Advisory Group
Title:	President
Responsibilities:	Founder and Senior Executive of consulting company offering services to small and middle market clients including: Business Valuations, Reverse Mergers, Capital Markets Analysis, Mergers and Acquisitions, Financing Structures, and Due Diligence

Dates:	2002-2004
Company:	Corporate Solutions Group, LLC
Title:	Managing Director
Responsibilities:	Managing Director of private Merchant Bank offering ESOP structuring, Mergers and Acquisitions and Financing Structure services to middle market companies.

Education (degrees, schools, and dates):

Date:	1996
Degree:	M.B.A. Finance
Institution:	New York University, Leonard Stern School of Business New York, NY

Date:	1991
Degree:	B.A. International Relations and Economics
Institution:	The American University, School of International Service Washington, DC

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: 30%

31. Chief Financial Officer: Title: President

Name: Seth Elliott	Age: 39
Office Street Address:	1830 S. Ocean Drive., Suite 3003 Hallandale, FL 33009
Telephone No.:	(954) 369-5710

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Dates:	2008
Company:	Apheleon, LLC
Title:	Managing Member
Responsibilities:	Serve as senior executive of management consulting company offering services to small and middle market clients including: Business Intelligence, Business Valuations, Reverse Mergers, Capital Markets Analysis, Mergers and Acquisitions, Financing Structures. Risk Mitigation, Asset Tracing and Recovery and Due Diligence

Dates:	2004-2008
Company:	Pegasus Advisory Group
Title:	President
Responsibilities:	Founder and Senior Executive of consulting company offering services to small and middle market clients including: Business Valuations, Reverse Mergers, Capital Markets Analysis, Mergers and Acquisitions, Financing Structures, and Due Diligence

Dates:	2002-2004
Company:	Corporate Solutions Group, LLC
Title:	Managing Director
Responsibilities:	Managing Director of private Merchant Bank offering ESOP structuring, Mergers and Acquisitions and Financing Structure services to middle market companies.

Education (degrees, schools, and dates):

Date:	1996
Degree:	M.B.A, Finance
Institution:	New York University, Leonard Stern School of Business New York, NY

Date:	1991
Degree:	B.A. International Relations and Economics
Institution:	The American University, School of International Service Washington, DC

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: 30%

DIRECTORS OF THE COMPANY

33. Number of Directors: 3.
Directors are elected annually

34. Information concerning outside Directors:

Name: Nick Stagliano	Age: 50
Title: Director	
Office Street Address:	214 Sullivan Street, Suite 2C New York, NY 10012
Telephone No.:	(212) 475-6270

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Dates:	1990 - 2008
Company:	Nazz Productions Inc.
Title:	Chairman and Chief Executive Officer
Responsibilities:	Serve as senior executive of independent film production company. During this time Mr. Stagliano produced and directed *The Florentine* (starring Jeremy Davies, Michael Madsen, Chris Penn, Luke Perry, Tom Sizemore, Mary Stuart Masterson, Virginia Madsen, Hal Holbrook, Burt Young and James Belushi. This film was executive produced by Francis Ford Coppola. *The Florentine* won Special Jury Award, best narrative feature at the 2000 Nashville Film Festival. It was invited to the Mavericks Film Festival in London, England and screened at Cannes, Milan and in Los Angeles as part of the American Film Market. After a limited theatrical release the film premiered on HBO and the STARZ network. To date, the film has sold to every major international sales territory including Germany, Japan, Spain, Italy, the U.K. and France) and *The 24th Day* (starring James Marsden and Scott Speedman. *The 24th Day* had its World Premiere at the 2004 Tribeca Film Festival in New York City. After that, the film made its theatrical premiere in New York before moving out throughout the country. After its theatrical run in Los Angeles, the film was released through Universal Studios on home video in late 2004. *The 24th Day* has been invited to over 10 festivals throughout the world, and has sold to over 20 international territories. It has screened at Cannes, Milan and the AFM). Mr. Stagliano is currently involved in produce and/or directing several products for NAZZ Productions, Inc.

Education (degrees, schools, and dates):

Date:	1985
Degree:	MFA
Institution:	New York University, Graduate Film Institute New York, NY

Date:	1980
Degree:	B.A. English and Communications
Institution:	Villanova University Villanova, PA

35.

(a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?
[X] Yes [ ] No

Mr. Stagliano, a Director of the Company, is the Chief Executive Officer and Chairman of NAZZ Productions, Inc. NAZZ is an independent film company that is in the same business as the Company.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

The Company has taken no specific steps or precautions to preclude such claims because Mr. Stagliano is the senior executive and majority shareholder of NAZZ.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Mr. Elliott, President and Director of the Company, has been involved in a number of start-up and development stage enterprises. In 1999, he was co-founder and Interim President of Sneakers.com, a start-up internet retailer. After securing in excess of $2 million of initial financing and a professional management team, Mr. Elliott stepped down as an Officer at the end of 1999. From 1999 through 2001, Mr. Elliott provided advisory services to several start-up companies, including serving as Chief Financial Officer of Double Agent, Inc., a private software development firm.

Mr. Stagliano, Director of the Company, was the founder of NAZZ Productions, Inc. and has served as its Chief Executive Officer and Chairman since inception. NAZZ has successfully produced two independent films and is currently involved in several new projects.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

No key personnel are currently consultants or independent contractors.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

The Company has no key man life insurance policies.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

There have been no such filings.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Name	Class of Shares	Total Now Owned	% of Total	% if Min. Sold	% if Max Sold
Lesley Elliott	Common	4,164,000	80%	67.10%	40.80%
Seth Elliott	Common	1,041,000	20%	16.78%	10.20%

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 5,205,000 shares (100% of total outstanding)
After offering: a) Assuming minimum securities sold: 5,205,000 shares (83.88 % of total outstanding)
b) Assuming maximum securities sold: 5,205,000 shares (51% of total outstanding)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39.

(a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Lesley Elliott, Chairman and Chief Executive Officer and Seth Elliott, President and Director, are wife and husband

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.). State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Not applicable. No such business or arrangements exist or are contemplated to exist.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Not applicable.

40.

(a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

Title	Cash Remuneration	Other Remuneration
Chief Executive Officer	None	None
Chief Operating Officer**	None	None
Chief Accounting Officer**	None	None
Directors as a Group (2 persons)	None	None

(b) If remuneration is expected to change or has been unpaid in prior years please explain:

As of January 2009, the Company has changed the remuneration of the Chief Executive Officer to $100,000 per annum and the President to $84,000 per annum.

(c) If any employment agreements exist or are contemplated describe:

No employment agreements exist or are contemplated by the Company.

41.

(a) Number of Units subject to issuance under presently outstanding Unit purchase agreements, Unit options, warrants or rights: 0 Units (0% of total Units to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

There are no options, warrants or similar securities or agreements outstanding.

(b) Number of Units subject to issuance under existing Unit purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 Units.

There are no options, warrants or similar securities or agreements outstanding.

(c) Describe the extent to which future stock purchase agreements, options, warrants or rights must be approved by shareholders.

Pursuant to the By-laws of the Company, the majority of the board of directors of the Company may approve future stock purchase agreements, options, warrants or rights without the requirement for shareholder approval.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

The Company has taken no steps or arrangements in regard to key personnel of this nature.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

The Company is unaware of any such litigation, either pending or threatened.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

The Company is unaware of any significant tax benefits that may be made available to investors in this Offering. No tax advisory has rendered an opinion in regard to tax matters of an investment in this Offering.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach

of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

None known.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

Please the Company's Financial Statements attached hereto.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The Company is a development stage enterprise and has only been in existence since February 18, 2008. As such, the initial operations of the Company have consisted of analyzing the marketplace, determining an effective business model and securing a key member of the Board of Directors. During this time the Company has generated no revenues and a small (non-cash) loss.

The Company believes that upon receipt of appropriate funding, it can effectively compete in the independent film production industry. Management believes that with net capital of at least $450,000 (less than half of the net proceeds of the Minimum Offering) the Company can secure intellectual property, produce and promote at least one film. Accordingly, the management team has focused on preparing this Offering and raising the Minimum proceeds in order to actualize the Company's business plan (further details of key milestones needed to achieve profitability can be found in Item 4a of this Offering Statement).

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The Company is not aware of any changes in industry economics that will have a significant impact upon the Company's operations over the next 12 months. The Company has only existed since February 18, 2008. As such there are no trends in the Company's historical operating results. The initial operations of the Company have consisted of analyzing the marketplace, determining an effective business model and securing a key member of the Board of Directors. During this time the Company has generated no revenues and a small (non-cash) loss.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: 0%. What is the anticipated gross margin for next year of operations?

Approximately N/A%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Film production does not consist of generating a uniform product utilizing standardized inputs with readily determinable costs. Each project is different, with input factors including screenplay costs, producer fees, actor and director fees, location costs, equipment rental needs, and many other factors. As such, any projections regarding general gross margins for a production company would likely serve to mislead, rather than inform, potential investors in the Offering.

As such, the Company is unaware of any current generalized gross margin figures across the industry.

50. Foreign sales as a percent of total sales for last fiscal year: 0%. Domestic government sales as a percent of total domestic sales for last fiscal year: 0 %. Explain the nature of these sales, including any anticipated changes:

The Company is a development stage enterprise and has only been in existence since February 18, 2008. As such, the initial operations of the Company have consisted of analyzing the marketplace, determining an effective business model and securing a key member of the Board of Directors. During this time the Company has generated no revenues. Government sales will not be a component of the Company's business.

The Company hopes that each of its film products will have foreign sales. Such sales will be dependent upon the negotiations with distributors for foreign rights for each individual film project.

MANAGEMENT SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ft. Lauderdale, State of Florida, on this 13 th day of ~~November, 2008~~. Febriary 2009

VERGE PRODUCTIONS, INC.

Lesley Elliott

Lesley Elliott

Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Lesley Elliott, his true and lawful attorneys-in-fact and agents with full power of substitution, for his and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Offering Statement, and to sign any registration statement for the same offering covered by this Offering Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS OFFERING STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

SIGNATURE TITLE DATE

Lesley Elliott

Lesley Elliott

Chairman and Chief Executive Officer, ~~November __, 2008~~ Febrary 13 2009

Seth Elliott

Seth Elliott

President and Director, ~~November __, 2008~~ Febrary 13 2009

Nick Stagliano

Nick Stagliano

Director, ~~November __, 2008~~

Febrary 13, 2009

VERGE PRODUCTIONS, INC.

FINANCIAL STATEMENTS

Interim Statement as of December 31, 2008
Unaudited

(Prepared by Management)

Verge Productions, Inc.

Balance Sheet Inception (February 18, 2008) to December 31, 2008
(unaudited)

ASSETS	
Cash	$ -
Total Current Assets	-
Total Assets	-
LIABILITIES AND EQUITY	
Deferred Salary	-
Officers Advances	1,928
Accounts Payable	-
Total Current Liabilities	1,928
Other Liabilities	-
Total Liabilities	1,928
Capital Stock	3,000
Retained Earnings	(4,928)
Total Equity	(1,928)
Total Liabilities and Equity	-

Financial statements prepared by management
The accompanying notes are an integral part of these financial statements

Verge Productions, Inc.

Statement of Operations Inception (February 18, 2008) to December 31, 2008
(unaudited)

REVENUES	-
Salaries	-
Accounting/Legal Fees	2,500
Miscellaneous Expenses	373
Postage and Delivery	219
Professional Fees	1,500
Rent	-
Office Supplies	66
Telephone and Fax	270
TOTAL EXPENSES	4,928
Income (loss) from operations	(4,928)
PRE-TAX INCOME	(4,928)
Taxes	-
NET INCOME	(4,928)
NET INCOME (LOSS) PER COMMON SHARE	
Basic	$ (0.001)
Fully Diluted	$ (0.001)

Financial statements prepared by management
The accompanying notes are an integral part of these financial statements

Verge Productions, Inc.

Statement of Cash Flows (February 18, 2008) to December 31, 2008
(unaudited)

Net Income	(4,928)
Depreciation	-
Changes in Deferred Salry	-
Changes in Officers Advances	1,928
Changes in Accounts Payable	-
Cash From Operations	(3,000)
Cash From Investments	-
Cash From Financing	3,000
Increase/Decrease Cash	-
Beginning Cash	-
Ending Cash	-

Financial statements prepared by management
The accompanying notes are an integral part of these financial statements

The financial statements present fairly, in all material respects, the financial position of Verge Productions, Inc. as of December 31, 2008 and the result of its operations for the period from Inception to that date in conformity with accounting principles generally accepted in the United States of America.

Verge Productions, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. THE COMPANY

The Company was organized as a Limited Liability Corporation in the jurisdiction of the state of Florida on February 18, 2008 as L&S NY Holdings, LLC.

On October 6, 2008, the Company converted its corporate structure to a C Corporation and renamed the Company Verge Productions, Inc.

At December 31, 2008, the Company had 5,205,000 Common Shares outstanding.

The Company is engaged in the marketing and distribution of entertainment media, specifically films. Product distribution is direct to users.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods
This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided utilizing the straight line method over the estimated useful lives of the assets, ranging from five to fifteen years.

Stock Based Compensation

In 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation. As permitted by this Standard, the Company measures compensation cost using the intrinsic value-based method of accounting prescribed by the Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. In 2004, FASB issued a revision of FASB Statement No. 123. This Statement supersedes APB Opinion No. 25 and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the fair value method. At August 31, 2008, the Company has not incurred any stock based compensation.

Basic and diluted Net Income (Loss) Per Share
For the purposes of these financial statements, Membership Units are treated as shares of common stock.

Net loss per share is provided in accordance Financial Accounting Standards No. 128 (FAS No. 128) "Earning Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted-average number of common shares during the period. Diluted loss per share reflect the per share amount that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options were available or granted during the periods presented.

Dividend Policy
The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception and it is unlikely that dividends will be paid in the foreseeable future.

Income Taxes
The company recognizes deferred tax liabilities and assets based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Financial Instruments

The carrying amounts of financial instruments are considered by management to be their estimated fair value.

Estimates and Assumptions

Management used estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, disclosure of contingent asset and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Recent Accounting Pronouncements

The Company does not expect that the adoption of recent accounting pronouncements will have a material impact on its financial statements.

3. COMMON SHARES

In February 2008, the Company issued 5,205,000 Membership Units to the two founders of the Company. On October 6, 2008 the Company converted to a C Corporation and exchanged those units for 5,205,000 shares of Common Stock. As of December 31, 2008 there were 5,205,000 Common Shares outstanding.

4. RELATED PARTY TRANSACTIONS

Mr. Elliott has paid $1,928 in expenses on behalf of the Company. These expenses have been characterized as Officer Advances on the balance sheet of the Company. Mr. Elliott is President and a Director of the Company.

Mr. Elliott and Mrs. Elliott, the sole Officers of the Company, are husband and wife.

PART III - EXHIBITS

1. Certificate of Formation of L&S NY Holdings, LLC
2. Articles of Conversion of L&S NY Holdings, LLC to Verge Productions, Inc. and Articles of Incorporation of Verge Productions, Inc.
3. By-Laws of Verge Productions, Inc.
4. Legal Opinion of Cohen & Czarnik LLP

Electronic Articles of Organization
For
Florida Limited Liability Company

L08000015446
FILED 8:00 AM
February 12, 2008
Sec. Of State
tcline

Article I

The name of the Limited Liability Company is:

L&S NY HOLDINGS, LLC

Article II

The street address of the principal office of the Limited Liability Company is:

1835 EAST HALLANDALE BEACH BLVD.
PMB #469
HALLANDALE, FL. US 33009

The mailing address of the Limited Liability Company is:

1835 EAST HALLANDALE BEACH BLVD.
PMB #469
HALLANDALE, FL. US 33009

Article III

The purpose for which this Limited Liability Company is organized is:

ANY AND ALL LAWFUL BUSINESS.

Article IV

The name and Florida street address of the registered agent is:

SETH A ELLIOTT
1835 EAST HALLANDALE BEACH BLVD.
PMB #469
HALLANDALE, FL. 33009

Having been named as registered agent and to accept service of process for the above stated limited liability company at the place designated in this certificate, I hereby accept the appointment as registered agent and agree to act in this capacity. I further agree to comply with the provisions of all statutes relating to the proper and complete performance of my duties, and I am familiar with and accept the obligations of my position as registered agent.

Registered Agent Signature: SETH A. ELLIOTT

Article V

L08000015446
FILED 8:00 AM
February 12, 2008
Sec. Of State
tcline

The name and address of managing members/managers are:

Title: MGRM
SETH A ELLIOTT
1835 EAST HALLANDALE BEACH BLVD., PMB #469
HALLANDALE, FL. 33009 US

Title: MGRM
LEZLEY N GOLDBAUM
1835 EAST HALLANDALE BEACH BLVD., PMB #469
HALLANDALE, FL. 33009 US

Signature of member or an authorized representative of a member

Signature: SETH A. ELLIOTT

FILED
08 OCT -6 AM 9:50
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

Certificate of Conversion
For
"Other Business Entity"
Into
Florida Profit Corporation

This Certificate of Conversion **and attached Articles of Incorporation** are submitted to convert the following **"Other Business Entity" into a Florida Profit Corporation** in accordance with s. 607.1115, Florida Statutes.

1. The name of the "Other Business Entity" immediately prior to the filing of this Certificate of Conversion is:

L&S NY Holdings, LLC

(Enter Name of Other Business Entity)

2. The "Other Business Entity" is a limited liability company L08000015446
(Enter entity type. Example: limited liability company, limited partnership, sole proprietorship, general partnership, common law or business trust, etc.)

first organized, formed or incorporated under the laws of Florida
(Enter state, or if a non-U.S. entity, the name of the country)

on February 12, 2008
(Enter date "Other Business Entity" was first organized, formed or incorporated)

3. If the jurisdiction of the "Other Business Entity" was changed, the state or country under the laws of which it is now organized, formed or incorporated:

____.

4. The name of the Florida Profit Corporation as set forth in the **attached Articles of Incorporation:**

Verge Productions, Inc.

(Enter Name of Florida Profit Corporation)

5. If not effective on the date of filing, enter the effective date:____________________.
(The effective date: 1) cannot be prior to nor more than 90 days after the date this document is filed by the Florida Department of State; AND 2) must be the same as the effective date listed in the attached Articles of Incorporation, if an effective date is listed therein.)

Signed this 1 day of October, 20 08.

Required Signature for Florida Profit Corporation:

Signature of Chairman, Vice Chairman, Director, Officer, or, if Directors or Officers have not been selected, an Incorporator: ______
Printed Name: Seth Elliott Title: Director and President

Required Signature(s) on behalf of Other Business Entity: [See below for required signature(s).]

Signature: ______
Printed Name: Seth Elliott Title: Managing Member

Signature: ______
Printed Name: ______ Title: ______

Signature: ______
Printed Name: ______ Title: ______

Signature: ______
Printed Name: ______ Title: ______

Signature: ______
Printed Name: ______ Title: ______

Signature: ______
Printed Name: ______ Title: ______

If Florida General Partnership or Limited Liability Partnership:
Signature of one General Partner.

If Florida Limited Partnership or Limited Liability Limited Partnership:
Signatures of **ALL** General Partners.

If Florida Limited Liability Company:
Signature of a Member or Authorized Representative.

All others:
Signature of an authorized person.

Fees:

Certificate of Conversion:	$35.00
Fees for Florida Articles of Incorporation:	$70.00
Certified Copy:	$8.75 (Optional)
Certificate of Status:	$8.75 (Optional)

ARTICLES OF INCORPORATION

In compliance with Chapter 607 and/or Chapter 621, F.S. (Profit)

ARTICLE I NAME

The name of the corporation shall be:

Verge Productions, Inc.

FILED
08 OCT -6 AM 9:50
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

ARTICLE II PRINCIPAL OFFICE

The principal place of business/mailing address is:

2881 E. Oakland Park Blvd.
Suite 214
Ft. Lauderdale, FL 33306

ARTICLE III PURPOSE

The purpose for which the corporation is organized is:

To produce, invest in and distribute independent films, television programming and related content.

ARTICLE IV SHARES

The number of shares of stock is:

The Company is authorized to issue up to 20,000,000 shares of Common Stock.

ARTICLE V INITIAL OFFICERS AND/OR DIRECTORS

List name(s), address(es) and specific title(s):

Lesley Elliott, Chairman and CEO, 1830 S. Ocean Drive, #3003, Hallandale, FL 33009
Seth Elliott, President and Director, 1830 S. Ocean Drive, #3003, Hallandale, FL 33009
Nick Stagliano, Director, 1931 Berkley Road, Norristown, PA 19403

ARTICLE VI REGISTERED AGENT

The **name and Florida street address** (P.O. Box NOT acceptable) of the registered agent is:

Seth Elliott, 2881 E. Oakland Park Blvd., Suite 214,
Ft. Lauderdale, FL 33306

ARTICLE VII INCORPORATOR

The **name and address** of the Incorporator is:

Seth Elliott, 2881 E. Oakland Park Blvd., Suite 214,
Ft. Lauderdale, FL 33306

****

Having been named as registered agent to accept service of process for the above stated corporation at the place designated in this certificate, I am familiar with and accept the appointment as registered agent and agree to act in this capacity

Seth Elliott — 10/1/08

Signature/Registered Agent — Date

Seth Elliott — 10/1/08

Signature/Incorporator — Date

BYLAWS

OF

VERGE PRODUCTIONS, INC.

INCORPORATED UNDER THE LAWS OF FLORIDA

ARTICLE I - IDENTIFICATION

SECTION 1. PRINCIPAL OFFICE. The principal office of the Company shall be at such place within or outside of the State of Florida as the Board of Directors shall by resolution from time to time designate.

SECTION 2. SEAL. The Company shall have a corporate seal in such form as the Board of Directors shall by resolution from time to time prescribe. The Board of Directors may elect not to utilize a corporate seal.

SECTION 3. FISCAL YEAR. The fiscal year shall end on the last day of December of each year and begin on the following day.

ARTICLE II - SHAREHOLDERS' MEETING

SECTION 1. PLACE OF MEETINGS. Meetings of the shareholders of the Company shall be held at the principal office of the Company or at such other place within or without the State of Florida as may be fixed by the Board of Directors.

SECTION 2. ANNUAL MEETING. The annual meeting of the shareholders shall be held on the second Wednesday in October each year at two o'clock p.m., or on such other day or at such other time as may be fixed by the Board of Directors. The shareholders at the annual meeting shall: (i) elect a Board of Directors; and (ii) transact such other business as may properly be brought before such meeting.

SECTION 3. CHAIRMAN OF MEETING. All meetings of shareholders shall be called to order and presided over by the Chairman of the Board or in his absence, by the President, or in the absence of both, by the person designated in writing by the Chairman or President.

SECTION 4. DETERMINATION OF RECORD DATES. The Board of Directors shall fix a time, not less than ten or more than seventy days, prior to the date of any meeting of shareholders, as a record date for the determination of the shareholders entitled to notice of and to vote on such meeting.

SECTION 5. NOTICE TO SHAREHOLDERS. Written notice of every meeting of the shareholders shall be given by, or at the direction of, the person or persons authorized to call the meeting, to each shareholder of record entitled to vote at the meeting: (i) at least thirty days prior to the date fixed for the annual meeting; (ii) at least ten days prior to the date fixed for any special meeting, unless, in either case, a greater period of notice is required by law to be given in advance of such particular meeting. Written notice shall be deemed to be sufficient if given to the shareholder personally, or by sending a copy thereof through the mail to his address appearing on the books of the Company, or supplied by him to the Company for the purpose of notice. The notice required by this By-Law shall specify the place, date and hour of the meeting, and in case of a special meeting, the general nature of the business to be transacted.

SECTION 6. NOMINATIONS AND BUSINESS AT MEETINGS. At any annual meeting of shareholders, only persons who are nominated or business that is proposed in accordance with the procedures set forth in this Section 6. shall be eligible for election as Directors or considered for action by shareholders. Nominations of persons for election to the Board of Directors of the Company may be made or business proposed at a meeting of shareholders (i) by or at the direction of the Board of Directors or (ii) by any shareholder of the Company entitled to vote at the meeting who complies with the notice and other procedures set forth in this Section 6. Such nominations or business proposals, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Company and such proposals must, under applicable law, be a proper matter for shareholder action. To be timely, a shareholder's notice shall be delivered to or mailed and received at the principal office of the Company not less than 120 days nor more than 210 days in advance of the date which is the anniversary of the date the Company's proxy statement was released to shareholders in connection with the previous year's annual meeting or if the date of the applicable annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, not less than 90 days before the date of the applicable annual meeting; provided, however, that in the event that less than 90 days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be received not later than the close of business on the 15th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs.

Such shareholder's notice shall set forth (i) as to each person who such shareholder proposes to nominate for election or reelection as a Director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); (ii) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of such person on whose behalf such proposal is made; and (iii) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (a) the name and address of such shareholder and beneficial owner, if any, (b) the class and number of shares of the Company which are beneficially owned, (c) a description of all arrangements or understandings between such shareholder and each proposed nominee and any other person or persons (including their names) with respect to any such nomination(s) or proposal(s) and (d) a representation that such shareholder intends to appear in person or by proxy at the meeting to nominate the person(s) named, or move the proposal identified, in its notice. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a director of the Company. No person shall be eligible for election as a Director of the Company and no business shall be conducted at the annual meeting of shareholders, other than those made by or at the direction of the Board of Directors, unless nominated or proposed in accordance with the procedures set forth in this Section 6. The Chairman of the meeting may, if the facts warrant, determine and declare to the meeting that a nomination or proposal was not made in accordance with the provisions this Section 6 and, if he should so determine, he shall so declare to the meeting and the defective nomination or proposal shall be disregarded.

ARTICLE III - DIRECTORS

SECTION 1. GENERAL POWERS OF BOARD OF DIRECTORS. The business and affairs of the Company shall be managed by its Board of Directors which is hereby authorized and empowered to exercise all corporate powers of the Company.

SECTION 2. QUALIFICATION AND NUMBER. The Board of Directors shall have the power to fix the number of directors and from time to time by proper resolution to increase or decrease the number thereof without a vote of the shareholders. The initial number of Directors shall be 3.

SECTION 3. ELECTION AND TERM. Except as provided in the Company's Restated Articles of Incorporation as amended, the shareholders shall at each annual meeting elect directors each of whom shall serve until the annual meeting of shareholders next following his election and until his successor is elected and shall qualify.

SECTION 4. VACANCIES. Vacancies on the Board of Directors, including vacancies from any increase in the number of directors, shall be filled by a majority of the remaining members of the Board though less than a quorum, and each person so elected shall be a director until his successor is elected by the shareholders who may make such election at the next annual meeting of the shareholders or at any special meeting to be called for that purpose and held prior thereto.

SECTION 5. NOMINATION OF DIRECTORS. Candidates for election to the Board of Directors at an annual meeting of the shareholders shall be nominated at a regular or special meeting of the Board. Candidates for such election also may be nominated by any shareholder entitled to vote at the meeting in accordance with Article II-Section 6. If any nominee chosen by the Board shall be unwilling or unable to serve as a director if elected, a substitute nominee shall be designated by the Board, and announcement of such designation shall be made at the meeting of the shareholders prior to the voting upon election of directors.

SECTION 6. ORGANIZATION MEETING OF BOARD OF DIRECTORS. The Board of Directors shall without notice meet each year upon adjournment of the annual meeting of the shareholders at the principal office of the Company, or at such other time or place as shall be designated in a notice given to all nominees for director, for the purposes of organization, fixing of times and places for regular meetings of the

Board for the ensuing year, election of officers and consideration of any other business that may properly be brought before the meeting.

SECTION 7. REGULAR MEETINGS. Regular meetings of the Board of Directors shall be held at such times and places as shall be fixed at the organization meeting of the Board or as may be otherwise determined by the Board.

SECTION 8. SPECIAL MEETINGS. Special meetings of the Board of Directors may be called by the Chairman of the Board, the Chief Executive Officer, the President or the Secretary and shall be called by the Secretary at the written request of any three directors.

SECTION 9. NOTICE OF REGULAR AND SPECIAL MEETINGS. No notice of a regular meeting of the Board of Directors shall be necessary if the meeting is held at the time and place fixed by the Board at its organization meeting or at the immediately preceding Board meeting. Notice of any regular meeting to be held at another time or place and of all special meetings of the Board, setting forth the time and place of the meeting, and in the case of a special meeting the purpose or purposes thereof, shall be given by letter or other writing deposited in the United States mail not later than during the third day immediately preceding the day for such meeting, or by telephone, telex, facsimile or other oral, written or electronic means, received not later than during the day immediately preceding the day for such meeting or such shorter period as the person or persons calling such meeting may deem necessary or appropriate under the circumstances

SECTION 10. QUORUM. A majority of the directors in office shall be necessary to constitute a quorum for the transaction of business, and the acts of the majority of the directors present at a meeting at which a quorum is present shall be the acts of the Board of Directors. If at any meeting a quorum shall not be present, the meeting may adjourn from time to time until a quorum shall be present. Notwithstanding the above, in the event that an even number of Directors are in office, 50% of the total number of directors in office shall constitute a quorum.

SECTION 11. WRITTEN CONSENT. Any action which may be taken at a meeting of the Board of Directors or at a meeting of the executive or other committee as hereinafter provided may be taken without a meeting, if a consent or consents in writing setting forth the action so taken shall be signed by all the directors or the members of the committee, as the case may be, and shall be filed with the Secretary of the Company.

SECTION 12. PARTICIPATION BY CONFERENCE TELEPHONE. One or more directors may participate in a meeting of the Board of Directors or of a committee of the Board as hereinafter provided for by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.

SECTION 13. EXECUTIVE COMMITTEE. The Board of Directors may, by resolution adopted by a majority of the whole Board, constitute, abolish or reconstitute an Executive Committee of the Board as the Board may determine, and shall include the Chief Executive Officer, if any, or the President. The other members of the Executive Committee shall be appointed and may be removed by the Board. The Chief Executive Officer, if any, or the President shall act as Chairman of such

Committee, and in his absence, the Committee shall select one of its members to act as Chairman. The Chairman of the Committee shall have power to vote on all questions. The members of the Committee shall hold office until the first meeting of the Board of Directors after the next succeeding annual meeting of the shareholders and until their successors are appointed.

The Board of Directors shall fill any vacancy in the Executive Committee, and it shall be its duty to keep the membership of such Committee full.

The Executive Committee shall keep proper minutes and records of its proceedings, and all actions of the Executive Committee shall be reported to the Board of Directors at its meeting next succeeding such actions, and when the Board is not in session the Executive Committee shall have all powers and rights of the Board unless limited by a resolution of the Board.

All questions shall be decided by the vote of the majority of the members of such Committee present.

SECTION 14. OTHER COMMITTEES. The Board of Directors may, by resolution adopted by a majority of the whole Board, designate one or more committees, each committee to consist of two or more directors.

SECTION 15. COMPENSATION OF OFFICERS AND ASSISTANT OFFICERS. Unless otherwise determined by resolution adopted by the majority of the entire Board of Directors, the Chief Executive Officer of the Company or such officer as he may designate shall have the authority to determine, fix and change the compensation of all officers and assistant officers of the Company except those which are executive officers (as defined under the Securities Exchange Act of 1934).

ARTICLE IV - OFFICERS

SECTION 1. NUMBER AND ELECTION. The Board of Directors shall elect a Chairman of the Board, a President, a Secretary and a Treasurer, and may elect such other officers and assistant officers as the Board may deem appropriate.

SECTION 2. TERM OF OFFICE. The term of office for all officers shall be until the organization meeting of the Board of Directors following the next annual meeting of shareholders or until their respective successors are elected and shall qualify, but any officer may be removed from office, either with or without cause, at any time by the affirmative vote of the majority of the members of the Board then in office. A vacancy in any office arising from any cause may be filled for the unexpired term by the Board.

SECTION 3. CHAIRMAN OF THE BOARD. The Chairman of the Board shall preside at all meetings of the shareholders and of the Board of Directors at which he is present. He may be a member of any of the committees of the Board.

SECTION 4. CHIEF EXECUTIVE OFFICER. Subject to the control of the Board of Directors, the Chief Executive Officer shall have general control and direction of the business of the Corporation. If no person is elected to the office of the Chief Executive Officer, the President shall be the Chief Executive Officer. In addition, he shall be a member of the Executive Committee and may be a member of the other committees of the Board. In the absence of the Chairman, he shall have the powers of the Chairman of the Board.

SECTION 5. PRESIDENT. The President shall have such powers and perform such duties as the Board of Directors may specify. In the absence of a Chief Executive Officer, the President shall be the Chief Executive Officer and shall have general supervision over the business and affairs of the Company and be a member of the Executive Committee and may be a member of the other committees of the Board.

SECTION 6. SECRETARY. The Secretary shall attend meetings of the shareholders, the Board of Directors and the Executive Committee, shall keep minutes thereof in suitable books, and shall send out all notices of meetings as required by law or by these Bylaws. He shall, in general, perform all duties incident to the office of the Secretary and perform such other duties as may be assigned to him by the Board, the Chief Executive Officer.

SECTION 7. TREASURER. The Treasurer shall have charge and custody of and be responsible for all funds and deposit all sums in the name of the Company in banks, trust companies or other depositories; he shall receive and give receipts for money due and payable to the Company from any source whatsoever, and in general shall perform all the duties incident to the office of the Treasurer and such other duties as may be assigned to him by the Board of Directors, the Chief Executive Officer or by any officer to whom the Chief Executive Officer has directed him to report.

SECTION 8. OTHER OFFICERS. The powers and duties of other officers shall be such as may, from time to time, be prescribed by the Board of Directors or the Chief Executive Officer.

SECTION 9. DELEGATION OF DUTIES OF OFFICERS. In case of the absence of any officer of the Company or for any other reason that the Board of Directors may deem sufficient, the Board, or in the absence of action by the Board, the Chief Executive Officer, or in his absence, the Chairman of the Board, may delegate for the time being the powers and duties of any officer to any other officer or to any director.

ARTICLE V - EXECUTION OF WRITTEN INSTRUMENTS

The Board of Directors shall, from time to time, designate the officers, employees or agents of the Company who shall have power in its name to sign and endorse checks and other negotiable instruments, and to borrow money for the Company and in its name to make notes or other evidence of indebtedness. Any officer so designated by the Board may further delegate his powers to the extent provided in any resolution of the Board. Unless otherwise authorized by the Board, all contracts, leases, deeds and deeds of trust, mortgages, powers of attorney to transfer stock and all other documents requiring the seal of the Company shall be executed for and on behalf of the Company by the Chairman of the Board, the President or any Vice President, and shall be attested by the Secretary or an Assistant Secretary.

ARTICLE VI - CERTIFICATES OF STOCK AND TRANSFERS OF STOCK

SECTION 1. FORM OF SHARE CERTIFICATES AND TRANSFER. Share certificates representing the capital stock of the Company shall be in such form as the Board of Directors may from time to time determine. Each certificate shall be signed by the Chairman of the Board, the Chief Executive Officer, the President or one of the Vice Presidents or other officer designated by the Board and shall be countersigned by the Treasurer or an Assistant Treasurer and sealed with the seal of the Company. If such certificates of stock are signed or countersigned by a corporate transfer agent and a corporate registrar of the Company, such signature of the Chairman of the Board, the President or other officer, and the countersignature of the Treasurer or Assistant Treasurer, and such seal, or any of them, may be a facsimile, engraved or printed.

SECTION 2. TRANSFER AGENT AND REGISTRAR. The Board of Directors may appoint an incorporated bank or trust company to act as transfer agent for the Company's capital stock with such duties and powers as may be prescribed by the Board in the resolutions appointing them; and an incorporated bank or trust company to act as registrars of the Company's capital stock. In the event such a transfer agent has been appointed, a share certificate of the Company shall not be valid or binding unless countersigned by a transfer agent and registered before issue by a registrar.

SECTION 3. REGISTERED SHAREHOLDERS. The Company shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of Florida.

SECTION 4. LOST CERTIFICATE. Any person claiming a certificate of stock to be lost or destroyed shall make an affidavit or affirmation of that fact and advertise the same in such manner as the Board of Directors may require, and shall, if the directors so require, give the Company a bond of indemnity, inform and with one or more sureties satisfactory to the Board, whereupon a new certificate may be issued of the same tenor and for the same number of shares as the one alleged to be lost or destroyed.

SECTION 5. DETERMINATION OF SHAREHOLDERS ENTITLED TO DIVIDENDS, DISTRIBUTIONS OR RIGHTS. The Board of Directors may fix a time not more than fifty days prior to the date fixed for the payment of any dividend or distribution or the date for the allotment of rights or the date when any change or conversion or exchange of shares will be made or go into effect as a record date for the determination of the shareholders entitled to receive payment of any such dividend or distribution or to receive any such allotment or rights or to exercise the rights in respect to any such change, conversion or exchange of shares.

ARTICLE VII - LIMITATION OF DIRECTOR LIABILITY

To the fullest extent that the laws of the State of Florida, as in effect on February 18, 2008 or as thereafter amended, permit elimination or limitation of the liability of directors, no director of the Company shall be personally liable for monetary damages as such for any action taken, or any failure to take any action, as a director. This Article shall not apply to any action filed prior to February 18, 2008, nor to any breach of performance of duty or any failure of performance of duty by any director occurring prior to February 18, 2008. The provisions of this Article shall be deemed to be a contract with each director of the Company who serves as such at any time while such provisions are in effect, and each such director shall be deemed to be serving as such in reliance on the provisions of this Article. This Article shall not be amended, altered or repealed without the affirmative vote of the holders of at least 80% of the voting power (without consideration of the rights of any class of stock to elect directors by a separate class) of the then outstanding shares of Capital stock of the Company entitled to vote in an annual election of directors, voting together and not as separate classes, unless such amendment, alteration or repeal is first recommended and approved by a majority of the entire Board of Directors in which case only a majority shareholder vote shall be required. Such affirmative vote shall be required notwithstanding the fact that no vote is required, or that a lesser percentage may be specified, bylaw or in any agreement with any national securities exchange or otherwise. Any amendment to, alternation, or repeal or adoption of this Article which has the effect of increasing director liability shall operate prospectively only and shall not have any effect with respect to any action taken, or any failure to act, by a director prior thereto.

ARTICLE VIII - INDEMNIFICATION

SECTION 1. Entitlement to Indemnification. The Corporation shall, to the extent that a determination of entitlement is made pursuant to, or to the extent that entitlement to indemnification is otherwise accorded by, this Article, indemnify every person who was or is a director, officer or employee of the Corporation (hereinafter referred to as the "Indemnitee") who was or is involved in any manner (including, without limitation, as a party or a witness), or is threatened to be made so involved, in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including without limitation, any investigation, claim, action, suit or proceeding by or in the right of the Corporation) by reason of the fact that the Indemnitee is or was a director, officer or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or other representative of another corporation, partnership, joint venture, trust, employee benefit plan or other entity (such investigation, claim, action, suit or proceeding hereinafter being referred to as a "Proceeding"), against any expenses and any liability actually and in good faith paid or incurred by such person in connection with such Proceeding; provided, that indemnification may be made with respect to a Proceeding brought by an Indemnitee against the Corporation only as provided in the last sentence of this Section 6.1. As used in this Article, the term "expenses" shall include fees and expenses of counsel and all other expenses (except any liability) and the term "liability" shall include amounts of judgments, fines or penalties and amounts paid in settlement. Indemnification may be made under this Article for expenses incurred in connection with any Proceeding brought by an Indemnitee against the Corporation only if (1) the Proceeding is a claim for indemnification under this Article or otherwise, (2) the Indemnitee is successful in whole or in part in the Proceeding for which expenses are claimed, or (3) the indemnification for expenses is included in a settlement of, or is awarded by a court in, a Proceeding to which the Corporation is a party.

SECTION 2. Advancement of Expenses. All expenses incurred in good faith by or on behalf of the Indemnitee with respect to any Proceeding shall, upon written request submitted to the Secretary of the Corporation, be advanced to the Indemnitee by the Corporation prior to final disposition of such Proceeding, subject to any obligation which may be imposed by law or by provision in the Articles, bylaws, an agreement or otherwise to repay the Corporation in certain events.

SECTION 3. Indemnification Procedure.

(a) To obtain indemnification under this Article, an Indemnitee shall submit to the Secretary of the Corporation a written request, including such supporting documentation as is reasonably available to the Indemnitee and reasonably necessary to the making of a determination of whether and to what extent the Indemnitee is entitled to indemnification. The Secretary of the Corporation shall promptly thereupon advise the General Counsel in writing of such request.

(b) The Indemnitee's entitlement to indemnification shall be determined by a Referee (selected as hereinafter provided) in a written opinion. The Referee shall find the Indemnitee entitled to indemnification unless the Referee finds that the Indemnitee's conduct was such that, if so found by a court, indemnification would be prohibited by Florida law.

(c) "Referee" means an attorney with substantial expertise in corporate law who neither presently is, nor in the past five years has been, retained to represent: (i) the Corporation or the Indemnitee, or an affiliate of either of them, in any matter material to either such party, except to act as a Referee in similar proceedings, or (ii) any other party to the Proceeding giving rise to a claim for indemnification under this Article. The Corporation's General Counsel, if Disinterested (as hereinafter defined), or if not, the Corporation's senior officer who is Disinterested, shall propose a Referee. The Secretary of the Corporation shall notify the Indemnitee of the name of the Referee proposed, whose appointment shall become final unless the Indemnitee, within 10 days of such notice, reasonably objects to such Referee as not being qualified, independent or unbiased. If the Corporation and the Indemnitee cannot agree on the selection of a Referee, or if the Corporation fails to propose a Referee, within 45 days of the submission of a written request for indemnification, the Referee shall be selected by the American Arbitration Association. The General Counsel or a senior officer shall be deemed Disinterested if not a party to the Proceeding and not alleged in the pleadings as to the Proceeding to have participated in the action, or participated in the failure to act, which is the basis for the relief sought in the Proceeding.

(d) Notwithstanding any other provision of this Article, to the extent that there has been a determination by a court as to the conduct of an Indemnitee such that indemnification would not be prohibited by Florida law, or if an Indemnitee would be entitled by Florida law to indemnification, the Indemnitee shall be entitled to indemnification hereunder.

(e) A determination under this Section 3 shall be conclusive and binding on the Company but not on the Indemnitee.

SECTION 4. Partial Indemnification. If an Indemnitee is entitled under any provision of this Article to indemnification by the Corporation of a portion, but not all, of the expenses or liability resulting from a Proceeding, the Corporation shall nevertheless indemnify the Indemnitee for the portion thereof to which the Indemnitee is entitled.

SECTION 5. Insurance. The Corporation may purchase and maintain insurance to protect itself and any Indemnitee against expenses and liability asserted or incurred by any Indemnitee in connection with any Proceeding, whether or not the Corporation would have the power to indemnify such person against such expense or liability by law, under an agreement or under this Article. The Corporation may create a trust fund, grant a security interest or use other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect indemnification.

SECTION 6. Agreements. The Corporation may enter into agreements with any director, officer or employee of the Corporation, which agreements may grant rights to the Indemnitee or create obligations of the Corporation in furtherance of, different from, or in addition to, but not in limitation of, those provided in this Article, without shareholder approval of any such agreement. Without limitation of the foregoing, the Corporation may obligate itself (1) to maintain insurance on behalf of the Indemnitee against certain expenses and liabilities and (2) to contribute to expenses and liabilities incurred by the Indemnitee in accordance with the application of relevant equitable considerations to the relative benefits to, and the relative fault of, the Corporation.

SECTION 7. Miscellaneous. The entitlement to indemnification and advancement of expenses provided for in this Article (1) shall be a contract right, (2) shall not be exclusive of any other rights to which an Indemnitee may otherwise be entitled under any Article, bylaw, agreement, vote of shareholders or directors or otherwise, (3) shall continue as to a person who has ceased to be a director, officer or employee and (4) shall inure to the benefit of the heirs and legal representatives of any person entitled to indemnification or advancement of expenses under this Article.

SECTION 8. Construction. If any provision of this Article shall be held to be invalid, illegal or unenforceable for any reason (1) such provision shall be invalid, illegal or unenforceable only to the extent of such prohibition and the validity, legality and enforceability of the remaining provisions of this Article shall not in any way be affected or impaired thereby, and (2) to the fullest extent possible, the remaining provisions of this Article shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

SECTION 9. Effectiveness. This Article shall apply to every Proceeding other than a Proceeding filed prior to February 18, 2008, except that it shall not apply to the extent that Florida law does not permit its application to any breach of performance of duty or any failure of performance of duty by an Indemnitee occurring prior to February 18, 2008.

SECTION 10. Amendment. This Article may be amended or repealed at any time in the future by vote of the directors without shareholder approval; provided, that any amendment or repeal, or adoption of any Article of the Restated Articles or any other bylaw of the Corporation, which has the effect of limiting the rights granted to directors under this Article, shall require the affirmative vote of at least 80% of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote in an annual election of directors, voting together as a single class. Any amendment or repeal, or such Article or other bylaw, limiting the rights granted under this Article shall operate prospectively only, and shall not limit in any way the indemnification provided for herein with respect to any action taken, or failure to act, by an Indemnitee prior thereto.

ARTICLE IX - BYLAWS SUBJECT TO PROVISIONS OF ARTICLES OF INCORPORATION

In case of any conflict between the provisions of these Bylaws and the Company's Restated Articles of Incorporation as amended from time to time, the provisions of the Articles of Incorporation shall control, and with respect to any provisions required to be set forth in the Bylaws, the applicable provisions of the Articles of Incorporation are and shall be incorporated herein by reference and shall be deemed a part of these Bylaws.

ARTICLE X - AMENDMENTS

Except as otherwise provided in Articles VII and VIII, these Bylaws may be altered, amended, added to or repealed by the Board of Directors at any meeting of the Board duly convened with or without notice of that purpose, subject to the power of the shareholders to change such action.

COHEN & CZARNIK LLP
17 State Street
39th Floor
New York, New York 10004

February 13, 2009

VERGE PRODUCTIONS, INC.
2881 E. Oakland Park Blvd., Suite 214
Ft. Lauderdale, FL 33306
Attention: Mrs. Lesley Elliott
Chairman and Chief Executive Officer

Re: Offering Statement on Form 1-A

Ladies and Gentlemen:

We have acted as special counsel to VERGE PRODUCTIONS, INC. (the "Company") in connection with a offering statement on Form 1-A (the "Offering Statement"), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the offering by the Company of an aggregate of 5,000,000 shares of common stock, no par value per share, of the Company (the "Shares").

In connection with the foregoing, we have examined originals or copies, satisfactory to us, of all such corporate records and of all such agreements, certificates and other documents as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as copies. As to any facts material to such opinion, we have, without independent investigation, relied on certificates of public officials and certificates of officers or other representatives of the Company.

Based upon the foregoing and subject to the other limitations set forth herein, we are of the opinion that the Shares to be offered and sold pursuant to the Offering Statement will be validly issued, fully paid and non-assessable upon issuance pursuant to the terms of the Offering Statement.

We are members of the bar of the State of New York and are not licensed or admitted to practice law in any other jurisdiction. Accordingly, we express no opinion with respect to the laws of any jurisdiction other than the laws of the State of New York, the State of Florida including the statutory provisions, all applicable provisions of the Florida Constitution and all reported judicial decisions interpreting those laws, and the federal laws of the United States.

We assume no obligation to advise you of any changes to this opinion which may come to our attention after the date hereof. This opinion may not be relied upon or furnished to any other person except the addressee hereof without the express written consent of this firm.

Very truly yours,

END